March 27, 2025

Zhengang Tang
Chief Executive Officer
Ambitions Enterprise Management Co. L.L.C.
630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates

       Re: Ambitions Enterprise Management Co. L.L.C.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 18, 2025
           File No. 333-284789
Dear Zhengang Tang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Related Party Transactions, page 82

1. We note that the information in this section is dated and should be revised to provide the required information as of and "up to the date of the document." Please update and revise as applicable. Refer to Item 7.B of Form 20-F. In this regard, we note that the included charts use reference dates of June 30, 2024 and December 31, 2023, 2022, and 2021. Please revise to include a column for December 31, 2024 (or a more recent date, if available).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 27, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services